Pampa Energía, an independent energy company with active participation in the Argentine oil, gas and electricity, announces the results for the semester and quarter ended on June 30, 2026.

Stock information

Buenos Aires, August 4, 2026

Basis of presentation

Pampa reports its financial information in US$, its functional currency. For local currency equivalents, transactional FX is applied. However, Transener and TGS’s figures are adjusted for inflation as of June 30, 2026, and converted to US$ using the period-end FX rate. Prior quarter figures remain unchanged as reported.

Q2 26 main results[1]

Sales reached US$746 million in Q2 26[2], up 53% year-on-year, driven by the WEM’s new deregulation framework, which supported higher spot energy prices and B2B PPA sales, in addition to higher crude oil output and increased gas sales to power generation, and stronger Reformer prices. Lower Plan Gas and petrochemical volumes offset these effects.

The Q2 26 reflected the continued ramp-up at Rincón de Aranda, alongside strong power generation performance, boosted by higher seasonal spot prices and the vertical integration with gas upstream.

Note: * Price net of export duty and quality/logistic discounts.

Adjusted EBITDA[3] totaled US$415 million, a 75% year-on-year increase, explained by higher contribution from RDA, greater power and gas vertical integration and increased spot and B2B margins in power generation, partially offset by lower realized crude oil prices due to hedging.

Net income attributable to shareholders was US$172 million, 4.3x Q2 25, driven by stronger operating margins and lower income tax, partially offset by lower gains from financial instruments.

Net debt stood at US$1.3 billion as of June 2026, vs. US$801 million as of December 2025, reflecting higher capital expenditures on RDA and increased collateral requirements due to oil hedging.

Buenos Aires Stock Exchange Ticker: PAMP
New York Stock Exchange Ticker: PAM 1 ADS = 25 common shares

Share capital as of
August 3, 2026
1,343.6 million common shares/ 53.7 million ADS

Market capitalization
AR$7.4 trillion/US$4.66 billion

Information about the videoconference

Date and time
Wednesday, August 5
10 AM Eastern Standard Time
11 AM Buenos Aires Time

Access link
bit.ly/Pampa2Q2026VC

For further information about Pampa

Email
investor@pampa.com

Website for investors
ri.pampa.com/en

Argentina’s Securities and Exchange Commission
www.argentina.gob.ar/cnv

US Securities and
Exchange Commission
sec.gov

1 The information is based on FS prepared according to IFRS in force in Argentina.

2 Sales from the affiliates CTBSA, Transener and TGS are excluded, shown as ‘Results for participation in joint businesses and associates.’

3 Consolidated adjusted EBITDA represents the flows before financial items, income tax, depreciations and amortizations, extraordinary and non-cash income and expense, equity income, and includes affiliates’ EBITDA at our ownership.

Earnings Release Q2 26 ● 1

1.	Relevant events
1.1	Urea project: entry into the fertilizer business with the construction of Latin America’s largest urea plant

On July 17, 2026, Pampa’s Board of Directors approved the final investment decision of US$2.7 billion to build a granular urea production plant in Bahía Blanca, in southern Buenos Aires Province. This milestone marks Pampa’s entry into the fertilizer business, a critical commodity for agricultural production and global food security, and is aligned with the Company’s strategy of monetizing its Vaca Muerta shale gas reserves through high-value-added businesses while further strengthening its industrial profile.

The project will be developed by Fértil Pampa, a wholly owned subsidiary of Pampa, on an 80-hectare site within the Bahía Blanca Industrial Complex. With an annual production capacity of 2.1 million tons of granular urea, it will be the largest urea plant in Latin America by production capacity. The project includes the construction of a 3,430-ton-per-day single-train ammonia plant, a two-train granular urea plant with a combined production capacity of 6,000 tons per day, a desalination plant to supply process water, storage silos, and new logistics infrastructure at the Port of Bahía Blanca, including truck and vessel loading facilities for export and domestic markets.

The selected location provides an outstanding competitive advantage by connecting the Vaca Muerta natural gas pipeline system with one of Argentina’s main export ports and Pampa’s thermal and renewable power generation assets. Natural gas and electricity account for approximately 70% of urea production costs, and will be supplied primarily by Pampa. This vertical integration is expected to enhance operating efficiency and also support the project’s long-term profitability.

In addition to diversifying Pampa’s revenue base, the fertilizer business will also help Argentina’s generation of foreign currency through import substitution and increased exports, with an estimated annual contribution of approximately US$1 billion. Brazil, which imports 8 million tons of urea per year, in addition to the rest of the Southern Cone, with an annual deficit of 2 million tons, will be the project’s primary markets.

Completion is expected to take approximately 41 months, and SACDE will carry out the civil construction, while Tecnimont will focus on engineering and procurement. Process technology will be provided by Nextchem, through its subsidiary Stamicarbon, jointly with KBR, both recognized as global leaders in fertilizer production technologies. Tecnimont, Nextchem and Stamicarbon are part of Italy’s MAIRE Group.

At peak construction, the project is expected to create more than 3,500 direct jobs, in addition to a significant number of indirect jobs across the supply chain. Once operational, the facility is expected to employ approximately 300 people. Fértil Pampa will prioritize the hiring of local workers and suppliers from Bahía Blanca and surrounding areas, while also creating opportunities for internal mobility within the Company.

On April 21, 2026 and June 10, 2026, respectively, Fértil Pampa submitted applications for the project to qualify under the RIGI and REPIE regimes. Approval under both regimes is essential to the development of the project. As of the date of this Earnings Release, the evaluation committee has cleared Fértil Pampa’s admission to the RIGI framework, with approval publication in the Official Gazette still pending.

Marcelo Mindlin, Chairman of Pampa Energía, stated: ‘This represents the largest investment in Pampa’s history and the most significant project we have undertaken in many years. Argentina currently depends on fertilizers imported from distant regions exposed to considerable geopolitical uncertainty. This plant will provide Argentina with a reliable and competitive domestic supply of urea while creating new export opportunities across the region and international markets. It will generate valuable foreign currency revenues, expand into new markets, and transform Vaca Muerta’s natural gas into a high value-added product for one of Argentina’s most important economic sectors—its agricultural industry.’

Earnings Release Q2 26 ● 2

1.2	Oil and gas

RDA Project: Approval under RIGI

On July 21, 2026, the MECON approved the RDA Project’s application to join the RIGI under the PEELP category (Res. No. 1,025/26).

The application includes the drilling and completion of 259 wells in RDA, the construction of a treatment and processing facility with capacity to handle up to 45 kbpd of crude oil and 0.8 mcmpd of natural gas, as well as the infrastructure required to evacuate production, including oil and gas pipelines, and water treatment facilities for the final disposal of flowback water. Total estimated investment amounts to US$4.5 billion and is expected to be deployed through 2041.

The approval of the RIGI represents a significant milestone for the development of RDA, as it provides a stable framework and tax, customs, and foreign exchange incentives for 30 years. In addition, projects classified as PEELP are eligible for specific benefits, including an exemption from export duties starting in the second year following enrollment in the regime. In this sense, Pampa expects to export all of RDA’s production, which is estimated to generate US$17 billion over the project’s useful life.

FLNG: San Matías Pipeline approval under RIGI

On June 26, 2026, the MECON approved San Matías Pipeline S.A.’s application to the RIGI, a company in which Pampa holds a 20% equity interest (Res. No. 873/26).

San Matías Pipeline will be responsible for the construction and operation of the dedicated pipeline for SESA’s FLNG project, which will connect natural gas production from the Neuquén Basin to the Gulf of San Matías in Río Negro Province, where the liquefaction vessels will be supplied with gas for LNG exports. The approximately 470-km pipeline will have a 36-inch diameter and transportation capacity of up to 28 mcmpd of natural gas. The estimated investment amounts to US$1.5 billion, and full commercial operation is expected to begin in the second quarter of 2028.

1.3	Generation

Capacity awarding in the GPM expansion and final tranches

As part of the expansion of the GPM and final sections, on June 3, 2026, TGS received bids for the second stage of the tender process, covering the remaining available transportation capacity, with priority granted to natural gas distribution companies. Awarded shippers will enter into firm transportation agreements for up to 35 years, effective May 2027. It is worth highlighting that on April 15, Pampa was awarded 3.2 mcmpd of transportation capacity in the tranche supplying the Buenos Aires metro area.

For the Buenos Aires metro area tranche, 60% of the 12 mcmpd of incremental transportation capacity was offered, for which Pampa and its subsidiaries bid 11.8 mcmpd. In addition, 60% of the 2 mcmpd of incremental capacity in the Bahía Blanca section was tendered, with Pampa and its subsidiaries submitting bids totaling 9.6 mcmpd. As of today, the awards under the second tender remain pending.

In addition to securing the evacuation of increased natural gas production from Pampa’s E&P business, the awarded capacity provides significant benefits to our power generation business. Under the Res. SE No. 400/25 new framework, electricity generated using natural gas transported through new infrastructure, such as the GPM expansion and its final sections, captures the full dispatch margin when sold into the spot market (FRA=1), enhancing the competitiveness and profitability of Pampa’s generation assets, particularly our CCGTs.

End of HINISA and HIDISA’s concessions

On June 30, 2026, the SE proposed extending HIDISA’s concession through December 15, 2026, subject to Pampa’s acceptance, unless the concession was awarded earlier through a public bidding process.

Earnings Release Q2 26 ● 3

Pampa decided not to accept the proposed extension and, to ensure the service, will continue operating the assets for an additional 90 days.

HINISA’s concession expired on July 31, 2026, and the assets were subsequently reverted to Hidroelectricidad Mendocina S.A., the provincial energy company. On July 28, the National Government and the Province of Mendoza launched a national and international public tender for the concession of the Los Nihuiles Complex hydroelectric generation (Nihuiles I, II, III and IV), together with the sale of 100% equity of Hidroelectricidad Mendocina S.A. (DNU No. 667/26). In addition, the Province of Mendoza approved the bidding terms for the joint tender and submitted them to the National Government’s review (Provincial Decree No. 1,436/26). Hidroelectricidad Mendocina S.A. will continue operating the complex until December 31, 2026, unless the concession is awarded earlier.

LNG auctions

During Q2 26, MEGSA tendered take-or-pay LNG volumes offered by ENARSA. LNG helps mitigate seasonal constraints in the natural gas transportation system and secures fuel supply for power generation during periods of peak demand. In addition, its cost is passed through to the spot market energy remuneration by CAMMESA.

Between June and July 2026, Pampa was awarded 74.5 mcm of LNG, which was consumed at CTGEBA, while CTEB consumed its awarded allocation of 51.6 mcm. For August 2026, Pampa bid for 39.5 mcm of LNG for CTGEBA, and 34.4 mcm for CTEB. Both plants were awarded on July 23, 2026. The purchase prices were US$22, US$18 and US$25 per MBTU for June, July and August, respectively.

1.4	Transener and TGS

Tariff updates

Applicable as of:	Transener/Transba		TGS
	Increase	Resolution	Increase	Resolution
April 2026	1.6%	ENRE No. 180 and 181/26	2.2%	ENARGAS No. 361/26
May 2026	2.3%	ENRE No. 225 and 226/26	4.2%	ENARGAS No. 448/26
June 2026	4.3%	ENREGE No. 18 and 17/26	4.2%	ENREGE No. 56/26
July 2026	2.4%	ENREGE No. 176 and 180/26	2.6%	ENREGE No. 161/26
August 2026	1.4%	ENREGE No. 338 and 340/26	1.7%	ENREGE No. 356/26

TGS Private Initiative

On May 12, 2026, the MECON approved TGS’s application for the expansion of GPM’s first tranche to join the RIGI, together with its investment plan, effective as of April 30, 2026 (Res. No. 676/26).

Integrated NGL Project: Final Investment Decision

On June 10, 2026, TGS announced the final investment decision to develop the Integrated NGL Project, which entails a US$3 billion investment, the largest of its kind in Argentina’s history and a key milestone in the expansion of TGS’s midstream business.

The project, which is expected to be completed over the next four years, includes the expansion of the Tratayén treatment plant and the construction of a 100-km segregation pipeline, a multi-product pipeline to Bahía Blanca, fractionation and storage facilities, and a marine export terminal. Once commissioned, the project is expected to generate approximately 4,000 direct jobs, 15,000 indirect jobs, and around US$1.2 billion in annual exports, further strengthening Argentina’s midstream infrastructure and its capacity to monetize Vaca Muerta’s NGLs.

Earnings Release Q2 26 ● 4

2.	Analysis of Q2 26 results

Breakdown by segment In US$ million	Q2 26			Q2 25			Variation
	Sales	Adjusted EBITDA	Net Income	Sales	Adjusted EBITDA	Net Income	Sales	Adjusted EBITDA	Net Income

Oil and Gas	334	182	(13)	204	87	20	+64%	+109%	NA
Power generation	351	155	130	185	112	(5)	+90%	+39%	NA
Petrochemicals	138	20	14	122	3	(13)	+13%	NA	NA
Holding, transport and others	9	58	41	5	35	38	+80%	+66%	+8%
Eliminations	(86)	-	-	(30)	-	-	+187%	NA	NA

Total	746	415	172	486	237	40	+53%	+75%	NA

Note: Net income is attributable to the Company’s shareholders.

Reconciliation of adjusted EBITDA, in US$ million	First half		Second quarter
	2026	2025	2026	2025
Consolidated operating income	449	234	271	113
Consolidated depreciations and amortizations	264	181	142	97
Reporting EBITDA	713	415	413	210

Adjustments from oil and gas segment	(19)	(3)	(10)	(1)
Adjustments from generation segment	(32)	15	(24)	14
Adjustments from petrochemicals segment	4	(17)	1	(0)
Adjustments from holding, transport & others segment	75	47	35	14

Consolidated adjusted EBITDA	740	457	415	237
At our ownership	736	455	414	236

Earnings Release Q2 26 ● 5

2.1	Analysis of the oil and gas segment
Oil & gas segment, consolidated Figures in US$ million	First half			Second quarter
	2026	2025	∆%	2026	2025	∆%
Sales revenue	581	350	+66%	334	204	+64%
Domestic sales	371	284	+31%	211	164	+28%
Foreign market sales	210	66	+218%	123	40	+208%
Cost of sales	(396)	(270)	+47%	(218)	(152)	+43%

Gross profit	185	80	+131%	116	52	+123%

Selling expenses	(48)	(34)	+41%	(26)	(17)	+53%
Administrative expenses	(42)	(40)	+5%	(21)	(19)	+11%
Other operating income	15	16	-6%	13	12	+8%
Other operating expenses	(5)	(8)	-38%	(2)	(5)	-60%
Recovery of impairment/(Impairment) of financial assets	2	(2)	NA	3	(2)	NA
Impairment of inventories	(1)	(1)	-	-	(1)	-100%
Results for participation in joint businesses	7	2	+250%	4	2	+100%

Operating income	113	13	NA	87	22	+295%

Finance costs	(57)	(55)	+4%	(32)	(30)	+7%
Other financial results	(12)	-	NA	(22)	4	NA
Financial results, net	(69)	(55)	+25%	(54)	(26)	+108%

Loss before tax	44	(42)	NA	33	(4)	NA

Income tax	48	13	+269%	(46)	24	NA

Net (loss)/income for the period	92	(29)	NA	(13)	20	NA

Adjusted EBITDA	286	128	+124%	182	87	+109%

Increases in PPE	424	453	-6%	228	306	-26%
Depreciation and amortization	192	118	+63%	105	66	+59%
Lifting cost	130	103	+26%	75	58	+29%
Lifting cost per boe	7.2	7.8	-9%	7.7	7.6	+1%

Sales in the oil and gas segment rose 64% year-on-year, driven by shale oil production ramp-up at Rincón de Aranda, higher gas sales to our CCGTs under the new WEM normalization guidelines and tariff increases in the retail segment. These effects were partially offset by lower volumes sold under the Plan Gas GSA, mainly due to the pass-through of CAMMESA contracts and lower sales to industrial customers. Quarter-on-quarter, the 36% sales increase is attributable to higher seasonal gas demand from retailers and thermal power generation.

Regarding operational performance, total production reached a quarterly record high of 107.5 kboepd in Q2 26, up 28% year-on-year, driven by higher crude oil output at RDA and greater gas volumes allocated to self-supply our CCGTs under the spot market. Compared with Q1 26, production increased 7%, supported by continued growth at RDA and seasonal demand from retail and power generation, partially offset by lower gas volumes for self-supply and industrial customers amid seasonal pipeline constraints.

Gas production was 14.3 mcmpd (+10% vs. Q2 25, +4% vs. Q1 26). Regarding our operated blocks, Sierra Chata led the production with a quarterly record of 7.4 mcmpd in Q2 26 (+95% vs. Q2 25, +22% vs. Q1 26), boosted by the tie-in of 4 new shale wells in April 2026. El Mangrullo contributed 5.2 mcmpd (-30% vs. Q2 25, -14% vs. Q1 26), with no new wells tied in since July 2024. Together, Sierra Chata and El Mangrullo accounted for 88% of total gas production. Associated gas from Rincón de Aranda and Parva Negra Este exploratory well contributed 0.3 mcmpd (+40% vs. Q1 26).

In non-operated areas, Río Neuquén produced 1.1 mcmpd (-17% vs. Q2 25, -6% vs. Q1 26), a decline partially offset by 2 new tight wells tied in. Rincón del Mangrullo and Aguaragüe continued reducing to 0.2 mcmpd, explained by the natural decline with no new activity.

Earnings Release Q2 26 ● 6

Oil and gas' key performance indicators	2026			2025			Variation
	Oil	Gas	Total	Oil	Gas	Total	Oil	Gas	Total
First half
Volume
Production
In thousand m3/day	3.4	14,037		0.9	12,375		+282%	+13%	+33%
In million cubic feet/day		496			437
In thousand boe/day	21.5	82.6	104.1	5.6	72.8	78.5
Sales
In thousand m3/day	3.3	14,084		0.8	12,434		+308%	+13%	+32%
In million cubic feet/day		497			439
In thousand boe/day	20.8	82.9	103.7	5.1	73.2	78.3

Average Price
In US$/bbl	58.5			63.7			-8%	+7%
In US$/MBTU		3.8			3.5

Second quarter
Volume
Production
In thousand m3/day	3.7	14,284		1.3	12,933		+194%	+10%	+28%
In million cubic feet/day		504			457
In thousand boe/day	23.4	84.1	107.5	8.0	76.1	84.1
Sales
In thousand m3/day	3.4	14,501		1.0	12,975		+224%	+12%	+29%
In million cubic feet/day		512			458
In thousand boe/day	21.2	85.4	106.6	6.6	76.4	82.9

Average Price
In US$/bbl	58.8			61.6			-4%	+15%
In US$/MBTU		4.6			4.0

Note: Net production in Argentina. Gas volume standardized at 9,300 kCal. Oil price is net of export duty and quality/logistic discounts. First semester of 2025 includes production from El Tordillo and La Tapera-Puesto Quiroga, blocks transferred to Crown Point Energía S.A. in October 2025 (crude oil production of 1.5 kbpd during 6M25 and 1.6 kbpd in Q2 25).

The average gas price increased 15% vs. Q2 25 to US$4.6 per MBTU, due to higher pass-through of gas cost consumed in our thermal power plants, in addition to higher retail prices following consecutive tariff adjustments amid a stable FX environment. Lower export prices partially offset these effects. The realized prices increased 57% compared with Q1 26, due to seasonality.

Regarding gas deliveries by customer, during Q2 26, 26% of gas sales were allocated to CAMMESA for thermal dispatch (43% in Q2 25) and 30% to retail distributors (37% in Q2 25). Together, these segments accounted for 56% of volume sold under the Plan Gas, compared with 80% in Q2 25, reflecting the pass-through of GSAs to our power plants. As a result, intersegment consumption increased to 31% of total sales (3% in Q2 25), mainly driven by fuel self-procurement at CTLL and CTGEBA and, to a lesser extent, at CTIW, under the new WEM guidelines and the higher fuel cost pass-through by CAMMESA. Intersegment consumption also includes recurring but marginal supply to our petrochemical plants. The remaining 13% of volume sold comprised industrial/spot market (4% vs. 9% in Q2 25) and exports, which remained stable (9% vs. 8% in Q2 25).

Oil production reached 23.4 kbpd in Q2 26 (3x vs. Q2 25, +20% vs. Q1 26), driven by the continued ramp-up at RDA, which averaged 22.2 kbpd in Q2 26 (+17.0 kbpd vs. Q2 25, +22% vs. Q1 26), supported by 43 producing wells (17 in Q2 25, flat vs. Q1 26). In July, 10 wells were completed and are ready to be tied in during August. The divestment of El Tordillo and La Tapera-Puesto Quiroga in October 2025 partially offset these effects (-1.6 kbpd vs. Q2 25).

The oil price, net of export duty and commercial discounts, averaged US$58.8 per barrel (-4% vs. Q2 25, flat vs. Q1 26), impacted by the Brent hedge over RDA’s production. Without the hedge, the realized price would have been US$91.0 per barrel, resulting in approximately US$64 million of additional revenue. Exports accounted for 57% of total volume sold in Q2 26 (55% in Q2 25 and Q1 26).

Earnings Release Q2 26 ● 7

The lifting cost4 totaled US$75 million in Q2 26, +29% vs. Q2 25, explained by the second TPF at RDA, which increased treatment capacity from 20 to 28 kbpd, in addition to higher treatment costs associated with increased gas production. These effects were partially offset by lower labor costs, following the divestment of El Tordillo. Quarter-on-quarter, the 35% increase in lifting costs reflects the new TPF and higher maintenance and treatment costs resulting from greater gas volumes, partially offset by lower gas transport costs at Sierra Chata. The lifting cost per boe reached US$7.7/boe produced, flat vs. Q2 25, as the increase in total cost was offset by higher production from RDA and the gas blocks. Compared with Q1 26, lifting cost per boe increased 25% due to the new TPF, which outpaced sequential production growth at RDA.

Excluding depreciation, amortization and lifting costs, other operating costs totaled US$85 million (+33% vs. Q2 25, +8% vs. Q1 26), mainly due to higher royalties and transportation costs in line with increased production, partially offset by lower crude oil inventories.

Other operating income, net of expenses increased by US$4 million vs. Q2 25 to US$11 million, explained by improved collections and lower environmental remediation provisions, partially offset by lower income from Plan Gas compensation after royalties, as a result of higher realized US$ prices in the retail segment. Compared with Q1 26, it also increased by US$12 million, due to Plan Gas seasonality.

Financial results in Q2 26 recorded a net loss of US$54 million (+108% vs. Q2 25, +260% vs. Q1 26), driven by lower gains on Brent derivatives not designated as hedging, as well as FX losses from the higher monetary asset position in AR$.

Reconciliation of adjusted EBITDA from oil & gas, in US$ million	First half		Second quarter
	2026	2025	2026	2025
Consolidated operating income	113	13	87	22
Consolidated depreciations and amortizations	192	118	105	66
Reporting EBITDA	305	131	192	88

Deletion of inventories' impairment	1	1	-	1
Deletion of gain from commercial interests	(3)	(2)	(1)	(0)
Deletion of SESA's equity income	(7)	(2)	(4)	(2)
Reclassification of TPF lease as lifting cost	(10)	-	(5)	-

Adjusted EBITDA from oil & gas	286	128	182	87

Our oil and gas adjusted EBITDA amounted to US$182 million in Q2 26, +109% vs. Q2 25, primarily driven by the shale oil production ramp-up at RDA, higher gas prices and increased gas self-supply to our thermal power plants following the gradual normalization of the WEM. These effects were partially offset by lower realized oil prices and reduced Plan Gas sales due to the pass-through of contracts, in addition to higher royalties and treatment costs in line with increased production, particularly from the commissioning of RDA’s second TPF. Compared with Q1 26, adjusted EBITDA grew 74%, mainly due to higher gas deliveries and winter prices. The adjusted EBITDA excludes extraordinary and non-cash income and expenses, overdue commercial interests, and equity income from affiliates, and includes a US$5 million reclassification to lifting costs related to the TPF lease at RDA, which is recognized as a capital expenditure under IFRS.

Capital expenditures amounted to US$228 million (-26% vs. Q2 25, but +16% vs. Q1 26), with 72% allocated to the development of RDA.

4 It only considers maintenance, treatment, internal transportation, wellhead staff and the TPF rental costs at Rincón de Aranda, which under IFRS it is recorded as Leases, accruing amortization on rights-of-use in the cost of sales. Lifting cost does not include amortizations and depreciations.

Earnings Release Q2 26 ● 8

2.2	Analysis of the power generation segment
Power generation segment, consolidated Figures in US$ million	First half			Second quarter
	2026	2025	∆%	2026	2025	∆%
Sales revenue	630	380	+66%	351	185	+90%
Cost of sales	(408)	(205)	+99%	(238)	(102)	+133%

Gross profit	222	175	+27%	113	83	+36%

Selling expenses	(2)	(2)	-	(1)	(1)	-
Administrative expenses	(22)	(21)	+5%	(11)	(10)	+10%
Other operating income	8	13	-38%	4	7	-43%
Other operating expenses	(7)	(5)	+40%	(2)	(4)	-50%
Results for participation in joint businesses	60	7	NA	39	(6)	NA

Operating income	259	167	+55%	142	69	+106%

Finance income	8	8	-	4	2	+100%
Finance costs	(18)	(25)	-28%	(9)	(13)	-31%
Other financial results	29	80	-64%	9	49	-82%
Financial results, net	19	63	-70%	4	38	-89%

Profit before tax	278	230	+21%	146	107	+36%

Income tax	(56)	(111)	-50%	(14)	(113)	-88%

Net income for the period	222	119	+87%	132	(6)	NA
Attributable to owners of the Company	218	119	+83%	130	(5)	NA
Attributable to non-controlling interests	4	-	NA	2	(1)	NA

Adjusted EBITDA	299	242	+24%	155	112	+39%
Adjusted EBITDA at our share ownership	295	240	+23%	154	111	+38%

Increases in PPE and right-of-use assets	4	28	-86%	2	20	-89%
Depreciation and amortization	72	60	+20%	37	29	+28%

In Q2 26, power generation sales grew 90% year-on-year, driven by the self-supply and pass-through of fuel costs for our power units operating under the spot market, including the LNG consumed at CTGEBA in June. This revenue is offset by the cost of gas purchased from our oil and gas segment and ENARSA’s LNG auctions, which are recorded in the power generation segment’s cost of sales. On top of the LNG cost, CAMMESA recognizes a 25% procurement margin. Additionally, sales increase reflected greater dispatch margins at CTGEBA and CTLL CCGTs, which are the most competitive units in our spot market portfolio, benefited from higher system marginal costs, particularly from May onward due to seasonal winter demand. Higher B2B PPA sales to industrial customers at CTLL also contributed to the segment’s sales increase. Expiration of Energía Plus contracts, the outage of CTLL’s GT04 under PPA through the end of May, and weaker performance of the PEPE wind farms under MATER offset these effects. Compared with Q1 26, sales increased 26% due to higher winter spot energy prices and increased B2B PPA sales in the MAT.

Within the spot segment, capacity payments for CCGTs decreased to US$4.5 thousand per MW-month (-15% vs. Q2 25, -16% vs. Q1 26). Moreover, gas and steam-fired peakers averaged US$6.2 thousand per MW-month (+18% vs. Q2 25, but -18% vs. Q1 26), supported by CPB’s ability to operate on alternative fuels. Hydros averaged US$2.3 thousand per MW-month (+3% vs. Q2 25, flat vs. Q1 26).

Regarding operational performance, operated power generation increased by 14% year-on-year, outperforming the national grid. This growth was driven by higher economic dispatch at CTLL (+452 GWh), the completion of upgrade works at CTEB during Q2 25 (+448 GWh) and, given the rising system marginal costs, increased dispatch from units operating under PPAs, primarily CTGEBA’s new CCGT (+90 GWh), CTPP (+47 GWh), and CTIW (+54 GWh). These effects were partially offset by lower power generation at CTGEBA’s old CCGT due to gas transportation capacity constraints (-285 GWh), as well as a higher CVP at CPB (-161 GWh). Compared with Q1 26, generation dropped 7%, mainly due to lower dispatch at CPB and CTGEBA.

The average availability of Pampa’s operated units reached 88.4% in Q2 26 vs. 91.6% in Q2 25 (-315 basis points), reflecting the ongoing forced outages at HINISA, outages at CTG’s ST13 in April and GT01 in June, and CTLL’s GT04 through the end of May 2026, as well as the programmed overhaul at CTEB.

Earnings Release Q2 26 ● 9

By comparison, Q2 25 was affected by scheduled maintenance in CTLL and upgrade works in CTEB. Thermal availability dropped 305 basis points to 91.2% in Q2 26. In Q1 26, total and thermal availability stood at 89.9% and 91.1%, respectively.

Power generation's key performance indicators	2026				2025				Variation
	Wind	Hydro	Thermal	Total	Wind	Hydro	Thermal	Total	Wind	Hydro	Thermal	Total
Installed capacity (MW)	427	938	4,107	5,472	427	938	4,107	5,472	+0%	-	+0%	-0%
Contracted capacity (MW)	427	25	1,483	1,935	427	-	1,343	1,769	+0%	na	+10%	+9%
Market share (%)	1.0%	2.1%	9.2%	12.2%	1.0%	2.1%	9.4%	12.5%	-0%	-0%	-0%	-0%

First half
Net generation (GWh)	807	658	9,637	11,101	824	777	9,054	10,655	-2%	-15%	+6%	+4%
Volume sold (GWh)	811	657	9,735	11,203	826	778	9,469	11,072	-2%	-16%	+3%	+1%

Average price (US$/MWh)	68	29	74	71	69	21	39	40	-2%	+37%	+91%	+78%
Average gross margin (US$/MWh)	55	15	31	31	54	10	24	25	+2%	+54%	+28%	+25%

Second quarter
Net generation (GWh)	368	342	4,654	5,363	406	293	4,006	4,704	-9%	+17%	+16%	+14%
Volume sold (GWh)	376	341	4,646	5,363	406	293	4,210	4,909	-7%	+16%	+10%	+9%

Average price (US$/MWh)	69	24	92	86	69	24	42	43	-0%	-3%	+119%	+99%
Average gross margin (US$/MWh)	54	9	34	34	57	9	24	26	-5%	-3%	+40%	+30%

Note: Gross margin before amortization and depreciation. It includes CTEB (co-operated by Pampa, 50% equity stake).

Excluding depreciation and amortization, operating costs increased to US$213 million in Q2 26 (+154% year-on-year, +45% vs. Q1 26), mainly due to higher gas purchases from our E&P to supply our thermal power plants. Compared with Q1 26, said purchases were made at higher prices due to seasonality.

Other net operating income, net of expenses posted a US$2 million profit vs. US$3 million in Q2 25, explained by lower insurance recoveries after repair costs.

Financial results in Q2 26 recorded a net gain of US$4 million (-89% vs. Q2 25, -73% vs. Q1 26), explained by lower income from financial instruments, partially offset by lower financial costs.

Reconciliation of adjusted EBITDA from power generation, in US$ million	First half		Second quarter
	2026	2025	2026	2025
Consolidated operating income	259	167	142	69
Consolidated depreciations and amortizations	72	60	37	29
Reporting EBITDA	331	227	179	98

Deletion of CTEB's equity income	(60)	(7)	(39)	6
Deletion of commercial interests to CAMMESA	(3)	(2)	(1)	(1)
Deletion of provision in hydros	-	0	-	-
CTEB's EBITDA, at our 50% ownership	31	23	17	9

Adjusted EBITDA from power generation	299	242	155	112

Adjusted EBITDA from the power generation segment reached US$155 million in Q2 26, +39% vs. Q2 25, supported by stronger spot margins from our thermal units operating under the new WEM framework, in addition to higher capacity and energy sales under the MAT to industrial clients. These effects were partially offset by the expiration of Energía Plus contracts, CTLL’s GT04 outage and weaker load factor at the PEPEs wind farms under MATER. Compared with Q1 26, adjusted EBITDA increased 8%, mainly driven by the seasonal effect in dispatch margins, partially offset by lower generation due to gas transportation constraints. Adjusted EBITDA excludes non-operating, extraordinary and non-cash items and considers CTEB’s 50% ownership, which contributed US$17 million in Q2 26 (+88% vs. Q2 25, +16% vs. Q1 26), mainly explained by higher spot margins on its gas turbines as a result of higher system marginal cost during the winter season, as well as the margin over the LNG consumed during June.

Capital expenditures, excluding CTEB, totaled US$2 million in Q2 26, vs. US$20 million in Q2 25, mainly allocated to maintenance activities.

Earnings Release Q2 26 ● 10

2.3	Analysis of the petrochemicals segment

Petrochemicals segment, consolidated Figures in US$ million	First half			Second quarter
	2026	2025	∆%	2026	2025	∆%
Sales revenue	226	214	+6%	138	122	+13%
Domestic sales	123	131	-6%	70	74	-5%
Foreign market sales	103	83	+24%	68	48	+41%
Cost of sales	(192)	(206)	-7%	(111)	(116)	-4%

Gross profit	34	8	NA	27	6	NA

Selling expenses	(6)	(6)	-	(3)	(3)	-
Administrative expenses	(3)	(3)	-	(1)	(1)	-
Other operating income	1	19	-95%	1	-	NA
Other operating expenses	(10)	(5)	+100%	(5)	(1)	NA

Operating income	16	13	+23%	19	1	NA

Finance income	-	27	-100%	-	-	NA
Other financial results	(7)	3	NA	2	4	-50%
Financial results, net	(7)	30	NA	2	4	-50%

Profit before tax	9	43	-79%	21	5	NA

Income tax	(3)	(14)	-79%	(7)	(18)	-61%

Net income for the period	6	29	-79%	14	(13)	NA

Adjusted EBITDA	20	(1)	NA	20	3	NA

Increases in PPE	-	6	-100%	-	3	-100%
Depreciation and amortization	-	3	-100%	-	2	-100%

Reconciliation of adjusted EBITDA from petrochemicals, in US$ million	First half		Second quarter
	2026	2025	2026	2025
Consolidated operating income	16	13	19	1
Consolidated depreciations and amortizations	-	3	-	2
Reporting EBITDA	16	16	19	3

Deletion of project-related expenses	4	-	1	-
Deletion of gain from commercial interests	(0)	(0)	(0)	(0)
Deletion of contingencies adjustment	-	(17)	-	-

Adjusted EBITDA from petrochemicals	20	(1)	20	3

The adjusted EBITDA for the petrochemicals segment was US$20 million in Q2 26, broadly outpacing the US$3 million recorded in Q2 25 and breakeven in the last quarter, reflected by higher international prices, which supported stronger margins on styrene and the Reformer. The decline in sales volumes partially offset said effects.

Total volume sold reached 95 thousand tons vs. 125 thousand tons in Q2 25, -24% year-on-year, due to lower Reformer volumes, in line with reduced naphtha processing, partially offset by higher SBR exports. The 14% quarter-on-quarter increase is attributable to the 35-day programmed overhaul at the Reformer during Q1 26.

Financial results recorded a net profit of US$2 million, -50% vs. Q2 25, due to higher losses from gasoline price hedging. The US$11 million improvement quarter-on-quarter is mainly explained by lower international gasoline prices and, consequently, reduced hedging losses.

Earnings Release Q2 26 ● 11

Petrochemicals' key performance indicators	Products			Total
	Styrene & polystyrene[1]	SBR	Reforming & others
First half
Volume sold 2026 (thousand ton)	41	23	114	178
Volume sold 2025 (thousand ton)	42	20	147	209
Variation 2026 vs. 2025	-2%	+17%	-22%	-15%

Average price 2026 (US$/ton)	1,718	1,749	1,012	1,270
Average price 2025 (US$/ton)	1,523	1,742	787	1,025
Variation 2026 vs. 2025	+13%	+0%	+29%	+24%

Second quarter
Volume sold Q2 26 (thousand ton)	19	12	64	95
Volume sold Q2 25 (thousand ton)	22	9	93	125
Variation Q2 26 vs. Q2 25	-17%	+33%	-31%	-24%

Average price Q2 26 (US$/ton)	2,050	2,030	1,184	1,459
Average price Q2 25 (US$/ton)	1,510	1,715	781	978
Variation Q2 26 vs. Q2 25	+36%	+18%	+52%	+49%

Note: 1 Includes Propylene.

2.4	Analysis of the holding, transport and others segment
Holding, transport and others segment, consolidated Figures in US$ million	First half			Second quarter
	2026	2025	∆%	2026	2025	∆%
Sales revenue	17	12	+42%	9	5	+80%

Gross profit	17	12	+42%	9	5	+80%

Selling expenses	-	(1)	-100%	-	(1)	-100%
Administrative expenses	(25)	(20)	+25%	(15)	(11)	+36%
Other operating income	4	5	-20%	1	2	-50%
Other operating expenses	(15)	(22)	-32%	(9)	(8)	+13%
Impairment on intangible assets	(1)	-	NA	(1)	-	NA
Results for participation in joint businesses	81	67	+21%	38	34	+12%

Operating income	61	41	+49%	23	21	+10%

Finance costs	(13)	(19)	-32%	(8)	(15)	-47%
Other financial results	12	39	-69%	26	28	-7%
Financial results, net	(1)	20	NA	18	13	+38%

Profit before tax	60	61	-2%	41	34	+21%

Income tax	10	13	-23%	-	4	-100%

Net income for the period	70	74	-5%	41	38	+8%

Adjusted EBITDA	136	88	+54%	58	35	+66%

Increases in PPE	1	5	-77%	1	2	-68%
Depreciation and amortization	-	-	NA	-	-	NA

Excluding equity income from affiliates, the holding, transport and others segment recorded an operating margin loss of US$15 million in Q2 26, -15% vs. Q2 25, mainly due to higher income from fees. Compared with Q1 26, the operating loss increased 200%, explained by higher expenses related to the development of the fertilizer project.

Financial results recorded a net profit of US$18 million in Q2 26 (+38% vs. Q2 25, +195% vs. Q1 26), due to lower interest expenses on tax liabilities, partially offset by higher long-term recoverable tax credits.

Earnings Release Q2 26 ● 12

Reconciliation of adjusted EBITDA from holding, transport and others, in US$ million	First half		Second quarter
	2026	2025	2026	2025
Consolidated operating income	61	41	23	21
Consolidated depreciations and amortizations	-	-	-	-
Reporting EBITDA	61	41	23	21

Deletion of equity income	(81)	(67)	(38)	(34)
Deletion of gain from commercial interests	(0)	-	(0)	-
Deletion of intang. assets' impairment	1	-	1	-
Deletion of arbitration costs in OCP	-	8	-	-
TGS's EBITDA adjusted by ownership	110	79	50	34
Transener's EBITDA adjusted by ownership	45	27	22	14

Adjusted EBITDA from holding and others	136	88	58	35

The adjusted EBITDA for the segment, which excludes non-operating, non-recurring, and non-cash items and includes EBITDA adjusted for equity ownership in TGS and Transener, reached US$58 million profit in Q2 26 (+66% vs. Q2 25, but -25% vs. Q1 26).

At TGS, the EBITDA adjusted for our stake was US$50 million in Q2 26, +49% vs. Q2 25, mainly explained by higher NGL volumes and realized prices, following the recovery from the extraordinary climate event that affected Cerri in March 2025, partially offset by increased natural gas costs due to higher processed volumes. The regulated segment also outperformed in US$ terms, supported by an 11% tariff increase in Q2 26, which exceeded both inflation and AR$ devaluation, at 7% each. Compared with Q1 26, adjusted EBITDA dropped 15%, mainly explained by the AR$ devaluation and higher seasonal cost of gas.

At Transener, the EBITDA adjusted for our stake reached US$22 million (+54% vs. Q2 25, -3% vs. Q1 26), driven by an 8% quarter tariff increase, which outpaced inflation and AR$ devaluation, at 7% each.

Earnings Release Q2 26 ● 13

3.	Cash and financial borrowings
As of June 30, 2026, in US$ million	Cash[1]		Financial debt		Net debt
	Consolidated in FS	Ownership adjusted	Consolidated in FS	Ownership adjusted	Consolidated in FS	Ownership adjusted
Power generation	1,063	1,050	437	437	(626)	(613)
Petrochemicals	-	-	-	-	-	-
Holding and others	-	-	-	-	-	-
Oil and gas	218	218	2,163	2,163	1,945	1,945
Total under IFRS/Restricted Group	1,281	1,268	2,600	2,600	1,319	1,332

Affiliates at O/S2	471	471	394	394	(77)	(77)

Total with affiliates	1,752	1,739	2,994	2,994	1,242	1,255

Note: Financial debt includes accrued interest. 1 Includes cash and cash equivalents and financial assets at fair value. 2 Under IFRS, the affiliates CTBSA, Transener and TGS are excluded from Pampa’s consolidated figures.

3.1	Debt transactions

As of June 30, 2026, Pampa’s financial debt under IFRS totaled US$2,6 billion, 37% higher than year-end 2025. Net debt increased from US$801 million as of December 2025 to US$1,319 million, reflecting higher disbursements for the development of RDA and increased collateral requirements linked to crude oil price hedging, in addition to higher working capital in line with increased sales, partially offset by improved collection days. Compared with the March 2026 closing, the net debt rose 10%, explained by higher capex at RDA and seasonal working capital, partially offset by the release of guarantees following the decline in Brent prices.

On May 21, 2026, Pampa reopened its international bond maturing November 2037, with an annual interest rate of 7.750%. The new US$500 million issuance was priced at a 7.6% yield, increasing the total outstanding amount of the 2037 Notes to US$950 million. The offering was more than two times oversubscribed, pricing at the lowest spread over U.S. Treasuries in Pampa’s debt issuance history, further extending Pampa’s maturity profile and strengthening its debt structure.

Additionally, during Q2 26, Pampa issued US$200 million of CB Series 27 US$-MEP, maturing in April 2029, with a fixed annual interest rate of 5.49%, payable semiannually. The Company also incurred US$26 million of net bank debt.

As of June 30, 2026, 97% of Pampa’s gross debt was issued in the capital markets, with the remaining 3% of bank loans. The average cost of financing was 7.3%. Details are shown below:

Type of debt	Currency	Law	% over total gross debt	Average rate	Average life
Loans	US$	Argentine	3%	5.7%	1.9
CB	US$ MEP	Argentine	11%	5.6%	2.6
	US$	Argentine	4%	7.3%	2.1
	US$-link	Argentine	3%	-	1.5
	US$	Foreign	79%	7.8%	9.2
Total			100%	7.3%	7.7

Note: Figures in US$ correspond to debt principal and exclude accrued interest.

Earnings Release Q2 26 ● 14

The average debt maturity was 7.7 years. The chart below shows the principal maturity profile, net of repurchases, in US$ million as of the end of Q2 26:

Regarding our affiliates, during Q2 26, CTEB repaid the outstanding US$26 million CB Series 9 at maturity and incurred US$38 million of net bank debt. Following quarter-end, CTEB agreed to extend a US$15 million bank loan maturing on November 7, 2026, at the current annual interest rate of 3.5%.

TGS borrowed US$14 million of net bank debt during Q2 25 and extended a US$48 million bank loan for an additional 180 days at an annual interest rate of 5.65%.

As of today, Pampa remains in full compliance with all debt covenants.

3.2	Summary of debt securities
Company In US$ million	Security	Maturity	Amount outstanding	Coupon
In US$ - Foreign Law
Pampa	CB Series 21	2031	410	7.95%
	CB Series 23	2034	700	7.875%
	CB Series 26	2037	950	7.750%
TGS[1]	CB Series 3	2031	490	8.5%
	CB Series 4	2035	500	7.75%

In US$
Pampa	CB Series 25	2028	105	7.25%

In US$-link
Pampa	CB Series 13	2027	79	0%

In US$-MEP
Pampa	CB Series 22	2028	84	5.75%
	CB Series 27	2029	200	5.49%

Note: 1 Under IFRS, affiliates are not consolidated in Pampa’s FS.

Earnings Release Q2 26 ● 15

3.3	Credit ratings

In May 2026, Fitch Ratings upgraded Pampa’s long-term foreign and local currency issuer ratings from ‘B’ to ‘B+’. Later, in June 2026, S&P upgraded the credit rating from ‘B-’ to ‘B stable’, and in August 2026, FIX SCR raised CTEB’s rating from ‘AA+’ to ‘AAA’.

Company	Agency	Rating
		Global	Local
Pampa	S&P	B stable, bb- (stand-alone)	na
	FitchRatings	B+	AAA (long-term), A1+ (short-term)[1]
TGS	S&P	B, b+ (stand-alone)	na
	Moody's	B1	na
	FitchRatings	B-	na
Transener	FitchRatings	na	AA (long-term)[1]
CTEB	FitchRatings	na	AAA[1]

Note: 1 Issued by FIX SCR.

Earnings Release Q2 26 ● 16

4.	Appendix
4.1	Analysis of the first half, by subsidiary and segment
Subsidiary In US$ million	First half 2026				First half 2025
	% Pampa	Adjusted EBITDA	Net debt	Net income[2]	% Pampa	Adjusted EBITDA	Net debt	Net income[2]

Oil & gas segment
Pampa Energía	100.0%	286	1,945	92	100.0%	128	1,186	(29)
Subtotal oil & gas		286	1,945	92		128	1,186	(29)

Power generation segment
Diamante	61.0%	3	(0)	4	61.0%	4	(0)	2
Los Nihuiles	52.0%	5	(0)	5	52.0%	(0)	(0)	(2)
VAR	100.0%	11	(0)	10	100.0%	8	-	3

CTBSA		61	98	152		46	173	14
Non-controlling stake adjustment		(31)	(49)	(76)		(23)	(86)	(7)
Subtotal CTBSA adjusted by ownership	50.0%	31	49	76	50.0%	23	86	7

Pampa stand-alone, other companies, & adj.[1]	100.0%	249	(626)	122	100%	207	(474)	109
Subtotal power generation		299	(577)	218		242	(388)	119

Petrochemicals segment
Pampa Energía	100.0%	20	-	6	100.0%	(1)	-	29
Subtotal petrochemicals		20	-	6		(1)	-	29

Holding, transport & others segment
Transener		169	(135)	95		102	(127)	61
Non-controlling stake adjustment		(125)	99	(70)		(75)	93	(45)
Subtotal Transener adjusted by ownership	26.3%	45	(35)	25	26.3%	27	(33)	16

TGS		409	(336)	205		305	(2)	128
Non-controlling stake adjustment		(299)	245	(151)		(225)	1	(95)
Subtotal TGS adjusted by ownership	26.9%	110	(90)	54	26.9%	79	(1)	33

Pampa stand-alone, other companies, & adj.[1]	100.0%	(19)	-	(9)	100%	(18)	-	25
Subtotal holding & others		136	(126)	70		88	(34)	74

Deletions	100%	-	77	-	100%	-	(52)	-

Total consolidated		740	1,319	386		457	712	193
At our share ownership		736	1,255	386		455	773	193

Note: 1 The deletion corresponds to other companies or inter-company. 2 Attributable to the Company’s shareholders.

Earnings Release Q2 26 ● 17

4.2	Analysis of the quarter, by subsidiary and segment
Subsidiary In US$ million	Q2 26				Q2 25
	% Pampa	Adjusted EBITDA	Net debt	Net income[2]	% Pampa	Adjusted EBITDA	Net debt	Net income[2]

Oil & gas segment
Pampa Energía	100.0%	182	1,945	(13)	100.0%	87	1,186	20
Subtotal oil & gas		182	1,945	(13)		87	1,186	20

Power generation segment
Diamante	61.0%	1	(0)	1	61.0%	1	(0)	(1)
Los Nihuiles	52.0%	2	(0)	2	52.0%	0	(0)	(2)
VAR	100.0%	4	(0)	2	100.0%	4	-	1

CTBSA		33	98	128		18	173	(11)
Non-controlling stake adjustment		(17)	(49)	(64)		(9)	(86)	5
Subtotal CTBSA adjusted by ownership	50.0%	17	49	64	50.0%	9	86	(5)

Pampa stand-alone, other companies, & adj.[1]	100.0%	132	(626)	60	100%	98	(474)	3
Subtotal power generation		155	(577)	130		112	(388)	(5)

Petrochemicals segment
Pampa Energía	100.0%	20	-	14	100.0%	3	-	(13)
Subtotal petrochemicals		20	-	14		3	-	(13)

Holding, transport & others segment
Transener		83	(135)	48		54	(127)	32
Non-controlling stake adjustment		(61)	99	(36)		(40)	93	(24)
Subtotal Transener adjusted by ownership	26.3%	22	(35)	13	26.3%	14	(33)	9

TGS		187	(336)	90		126	(2)	28
Non-controlling stake adjustment		(137)	245	(65)		(92)	1	(21)
Subtotal TGS adjusted by ownership	26.9%	50	(90)	24	26.9%	34	(1)	8

Pampa stand-alone, other companies, & adj.[1]	100.0%	(14)	-	4	100%	(13)	-	22
Subtotal holding & others		58	(126)	41		35	(34)	38

Deletions	100%	-	77	-	100%	-	(52)	-

Total consolidated		415	1,319	172		237	712	40
At our share ownership		414	1,255	172		236	773	40

Note: 1 The deletion corresponds to other companies or inter-companies. 2 Attributable to the Company’s shareholders.

Earnings Release Q2 26 ● 18

4.3	Consolidated balance sheet
In US$ million	As of 06.30.2026	As of 12.31.2025
ASSETS
Property, plant and equipment	3,479	3,303
Intangible assets	87	89
Right-of-use assets	24	36
Deferred tax asset	182	43
Investments in associates and joint ventures	1,354	1,059
Financial assets at fair value through profit and loss	33	33
Trade and other receivables	78	43
Total non-current assets	5,237	4,606

Inventories	283	231
Financial assets at fair value through profit and loss	302	366
Derivatives	-	52
Trade and other receivables	948	614
Cash and cash equivalents	979	725
Total current assets	2,512	1,988

Total assets	7,749	6,594

EQUITY
Share capital	35	36
Share capital adjustment	189	191
Share premium	517	516
Treasury shares adjustment	1	1
Treasury shares cost	(6)	(54)
Legal reserve	44	44
Voluntary reserve	2,707	2,399
Other reserves	(13)	(12)
Other comprehensive income	97	124
Retained earnings	456	351
Equity attributable to owners of the company	4,027	3,596

Non-controlling interest	13	9

Total equity	4,040	3,605

LIABILITIES
Provisions	73	100
Income tax and minimum notional income tax provision	28	26
Tax liabilities	202	212
Deferred tax liability	46	56
Defined benefit plans	29	26
Borrowings	2,575	1,844
Trade and other payables	66	86
Total non-current liabilities	3,019	2,350

Provisions	13	13
Income tax liability	124	83
Tax liabilities	83	56
Defined benefit plans	6	6
Salaries and social security payable	26	36
Derivatives	54	-
Borrowings	25	48
Trade and other payables	359	397
Total current liabilities	690	639

Total liabilities	3,709	2,989

Total liabilities and equity	7,749	6,594

Earnings Release Q2 26 ● 19

4.4	Consolidated income statement
In US$ million	First half		Second quarter
	2026	2025	2026	2025
Sales revenue	1,319	900	746	486
Domestic sales	1,006	750	555	398
Foreign market sales	313	150	191	88
Cost of sales	(862)	(625)	(482)	(340)

Gross profit	457	275	264	146

Selling expenses	(56)	(43)	(30)	(22)
Administrative expenses	(91)	(84)	(47)	(41)
Other operating income	28	53	19	21
Other operating expenses	(37)	(40)	(18)	(18)
Recovery of impairment/(Impairment) of financial assets	2	(2)	3	(2)
Impairment of intangible assets and inventories	(2)	(1)	(1)	(1)
Results for part. in joint businesses & associates	148	76	81	30

Operating income	449	234	271	113

Financial income	7	35	3	2
Financial costs	(87)	(99)	(48)	(58)
Other financial results	22	122	15	85
Financial results, net	(58)	58	(30)	29

Profit before tax	391	292	241	142

Income tax	(1)	(99)	(67)	(103)

Net income for the period	390	193	174	39
Attributable to the owners of the Company	386	193	172	40
Attributable to the non-controlling interest	4	-	2	(1)

Net income per share to shareholders	0.3	0.1	0.1	0.0
Net income per ADR to shareholders	7.1	3.5	3.2	0.7

Average outstanding common shares[1]	1,351	1,360	1,340	1,360
Outstanding shares by the end of period[1]	1,340	1,360	1,340	1,360

Note: 1 Includes shares allocated to the employee compensation plan as treasury shares, which amounted to 3.9 million and 3.5 million shares as of June 30, 2025, and 2026, respectively. Treasury shares are deducted from shares outstanding only if they are held as common shares.

Earnings Release Q2 26 ● 20

4.5	Consolidated cash flow statement
In US$ million	First half		Second quarter
	2026	2025	2026	2025
OPERATING ACTIVITIES
Profit of the period	390	193	174	39
Adjustments to reconcile net profit to cash flows from operating activities	195	163	161	160
Changes in operating assets and liabilities	(604)	(209)	(121)	(142)
Increase (decrease) in trade receivables and other receivables	(444)	(254)	28	(142)
Increase (decrease) in inventories	(53)	(20)	(45)	3
Increase (decrease) in trade and other payables	17	65	(7)	(14)
(Decrease) increase in salaries and social security payables	(10)	(10)	4	3
Defined benefit plans payments	(2)	(1)	(1)	-
Increase in tax liabilities	38	13	45	8
Decrease in provisions	(3)	(4)	(2)	(2)
Income tax payment	(50)	-	(50)	-
(Payments) Collection for derivative financial instruments, net	(97)	2	(93)	2

Net cash (used in) generated by operating activities	(19)	147	214	57

INVESTING ACTIVITIES
Payment for property, plant and equipment acquisitions	(518)	(444)	(253)	(282)
Collection for sales of public securities and shares, net	205	316	118	165
Subscription of mutual funds, net	(9)	(4)	-	(4)
Capital integration in companies	(30)	(41)	(14)	(10)
Right-of-use	-	-	-	1
Collection for intangible assets sales	-	3	-	3
Dividends collection	1	-	1	-
Collection for interests in areas sales	5	2	5	2

Net cash used in investing activities	(346)	(168)	(143)	(125)

FINANCING ACTIVITIES
Proceeds from borrowings	732	380	732	335
Payment of borrowings	(32)	(108)	(9)	(38)
Payment of borrowings interests	(68)	(101)	(46)	(63)
Repurchase and redemption of corporate bonds	(2)	(725)	-	(365)
Payment of leases	(11)	(2)	(5)	(1)

Net cash generated by (used in) financing activities	619	(556)	672	(132)

Increase (decrease) in cash and cash equivalents	254	(577)	743	(200)

Cash and cash equivalents at the beginning of the period	725	738	236	361
Increase (Decrease) in cash and cash equivalents	254	(577)	743	(200)

Cash and cash equivalents at the end of the period	979	161	979	161

Earnings Release Q2 26 ● 21

4.6	Power generation’s main operational KPIs by plant
Power generation's key performance indicators	Wind					Hydroelectric			Subtotal hydro +wind	Thermal										Total
	PEPE2	PEPE3	PEPE4	PEA	PEPE6	HINISA[1]	HIDISA[1]	HPPL		CTLL	CTG	CTP	CPB	CTPP	CTIW	CTGEBA	Eco- Energía	CTEB[2]	Subtotal thermal
Installed capacity (MW)	53	53	81	100	140	265	388	285	1,365	780	361	30	620	100	100	1,254	14	848	4,107	5,472
Contracted capacity (MW)	53	53	81	100	140	25	-	-	452	607	-	-	-	100	100	397	-	279	1,483	1,935
Market share	0.1%	0.1%	0.2%	0.2%	0.3%	0.6%	0.9%	0.6%	3.0%	1.7%	0.8%	0.1%	1.4%	0.2%	0.2%	2.8%	0.03%	1.9%	9.2%	12%

First half
Net generation 2026 (GWh)	94	110	160	174	268	101	224	333	1,465	2,347	95	33	424	120	164	4,238	32	2,184	9,637	11,101
Market share	0.1%	0.1%	0.1%	0.1%	0.2%	0.1%	0.2%	0.2%	1.0%	1.7%	0.1%	0.0%	0.3%	0.1%	0.1%	3.0%	0.0%	1.5%	6.8%	7.8%
Sales 2026 (GWh)	99	110	160	174	268	100	224	333	1,468	2,406	103	35	415	120	164	4,263	36	2,193	9,735	11,203

Net generation 2025 (GWh)	97	115	177	155	280	164	272	341	1,601	1,960	189	25	398	88	81	4,476	20	1,818	9,054	10,655
Variation 2026 vs. 2025	-3%	-4%	-9%	+12%	-4%	-38%	-18%	-3%	-9%	+20%	-50%	+34%	+7%	+36%	+103%	-5%	+57%	+20%	+6%	+4%
Sales 2025 (GWh)	100	115	177	155	280	164	272	341	1,603	1,960	306	25	398	88	81	4,733	55	1,824	9,469	11,072

Avg. price 2026 (US$/MWh)	72	63	63	81	63	60	33	17	50	58	na	99	115	na	101	72	54	77	74	71
Avg. price 2025 (US$/MWh)	92	63	63	79	63	16	28	18	46	27	67	56	58	na	na	36	40	36	39	40
Avg. gross margin 2026 (US$/MWh)	47	55	55	63	53	35	20	6	37	27	72	24	43	124	67	27	18	29	31	31
Avg. gross margin 2025 (US$/MWh)	49	55	55	52	56	(0)	18	8	32	18	32	26	32	na	128	20	11	26	24	25

Second quarter
Net generation Q2 26 (GWh)	45	52	76	67	127	27	84	230	710	1,264	41	11	52	82	94	1,985	15	1,110	4,654	5,363
Market share	0.1%	0.1%	0.2%	0.2%	0.4%	0.1%	0.2%	0.7%	2.0%	3.6%	0.1%	0.0%	0.1%	0.2%	0.3%	5.7%	0.0%	3.2%	13.4%	15.4%
Sales Q2 26 (GWh)	54	52	76	67	127	26	84	230	717	1,255	48	13	43	82	94	1,985	15	1,111	4,646	5,363

Net generation Q2 25 (GWh)	46	59	91	65	144	42	71	180	699	812	48	11	213	34	40	2,180	7	662	4,006	4,704
Variation Q2 26 vs. Q2 25	-1%	-13%	-16%	+3%	-12%	-36%	+19%	+28%	+2%	+56%	-13%	+3%	-76%	+138%	+137%	-9%	+107%	+68%	+16%	+14%
Sales Q2 25 (GWh)	47	59	91	65	144	42	71	180	699	812	103	11	213	34	40	2,312	23	662	4,210	4,909

Avg. price Q2 26 (US$/MWh)	81	63	63	82	63	68	39	13	47	67	na	110	na	115	99	94	69	100	92	86
Avg. price Q2 25 (US$/MWh)	95	62	62	81	62	24	45	17	50	32	86	55	45	na	na	37	49	44	42	43
Avg. gross margin Q2 26 (US$/MWh)	52	56	56	58	52	17	20	4	33	32	62	20	131	93	61	30	27	30	34	34
Avg. gross margin Q2 25 (US$/MWh)	53	57	57	61	56	(4)	25	6	37	18	29	22	21	na	127	21	7	28	24	26

Note: Gross margin before amortization and depreciation. 1 HINISA’s concession expired on July 31, 2026. HIDISA’s concession expired on June 30, 2026, and Pampa will continue operating the plant for an additional 90 days. For further details, see the Relevant Events section. 2 Co-operated by Pampa (50% equity stake).

Earnings Release Q2 26 ● 22

4.7	Production in the main oil and gas blocks
In kboe/day at ownership	First half			Second quarter
	2026	2025	Variation	2026	2025	Variation
Gas
El Mangrullo	33.2	41.1	-19%	30.8	44.1	-30%
Sierra Chata	39.5	21.6	+83%	43.3	22.2	+95%
Río Neuquén	6.7	8.2	-17%	6.6	7.9	-17%
Rincón del Mangrullo[1]	0.8	1.0	-20%	0.8	1.0	-25%
Others	2.3	1.0	+143%	2.6	0.9	+177%
Total gas at working interest	82.6	72.8	+13%	84.1	76.1	+10%

Oil
Rincón de Aranda	20.2	3.1	na	22.2	5.3	na
El Tordillo[2]	-	1.5	-100%	-	1.6	-100%
Associated oil[3]	1.2	1.0	+13%	1.1	1.1	+4%
Los Blancos	0.1	0.1	-27%	0.1	0.1	-18%
Total oil at working interest	21.5	5.6	+282%	23.4	8.0	+194%

Total	104.1	78.5	+33%	107.5	84.1	+28%

Note: Production in Argentina. 1 It does not include shale formation. 2 Pampa transferred the 35.67% stake in the concession to Crown Point Energía in October 2025, including the La Tapera–Puesto Quiroga block. 3 From gas blocks.

Earnings Release Q2 26 ● 23

5.	Glossary

2037 Notes: Corporate Bonds maturing in 2037

ADR/ADS: American Depositary Receipt

AR$: Argentine pesos

B2B: Business-to-business

boe: Barrels of oil equivalent

MBTU: million British Thermal Units

CAMMESA: Wholesale Electricity Market Clearing Company (Compañía Administradora del Mercado Mayorista Eléctrico S.A.)

CB: Corporate bond

CCGT: Combined cycle

CPB: Piedra Buena Thermal Power Plant

CTBSA: CT Barragán S.A.

CTEB: Ensenada Barragán Thermal Power Plant

CTG: Güemes Thermal Power Plant

CTGEBA: Genelba Thermal Power Plant

CTIW: Ingeniero White Thermal Power Plant

CTLL: Loma De La Lata Thermal Power Plant

CTP: Piquirenda Thermal Power Plant

CTPP: Parque Pilar Thermal Power Plant

CVP: Variable production cost

DNU: Executive Order

E&P: Exploration and Production

EBITDA: Earnings before interest, tax, depreciation and amortization

EcoEnergía: EcoEnergía Cogeneration
Power Plant

ENARGAS: National Gas Regulatory Entity
(Ente Nacional Regulador del Gas)

ENARSA: Energía Argentina S.A.

ENRE: National Electricity Regulatory Entity (Ente Nacional Regulador de la Electricidad)

ENREGE: National Gas and Electricity Regulatory Entity (Ente Nacional Regulador del Gas y la Electricidad)

Fértil Pampa: Fértil Pampa S.A.U.

FLNG: Floating Liquefaction of Natural Gas

FS: Financial Statements

FX: Nominal exchange rate

GPM: ‘Perito’ Moreno Gas Pipeline

GSA: Gas sale agreement

GWh: Gigawatt-hour

HIDISA: Diamante Hydro Power Plant

HINISA: Los Nihuiles Hydro Power Plant

HPPL: Pichi Picun Leufu Hydro Power Plant

IFRS: International Financial Reporting Standards

kb/kboe: Thousands of barrels/
thousand barrels of oil equivalent

kbpd/kboepd: Thousands of barrels per day/
thousand barrels of oil equivalent per day

kCal: Kilocalorie

kWh: Kilowatt-hour

LNG: Liquefied natural gas

m3: Cubic meter

MAT: B2B power market

mcm/mcmpd: Million cubic meters/
million cubic meters per day

MECON: Ministry of Economy

MEGSA: Mercado Electrónico del Gas S.A.

MW/MWh: Megawatt/Megawatt-hour

n.a.: Not applicable

NGL: Natural gas liquids

Pampa/The Company: Pampa Energía S.A.

PEA: Arauco II Wind Farm, stages 1 and 2

PEELP: Long-Term Strategic Export Project under RIGI

PEPE: Pampa Energía Wind Farm

Plan Gas: Argentine Natural Gas Production Promotion Plan (DNU No. 892/20, 730/22 and supplementary provisions)

PPA: Power purchase agreement

PPE: Property, plant and equipment

Q1 26: First quarter of 2026

Q2 26/Q2 25: Second quarter of 2026/
Second quarter of 2025

RDA: Rincón de Aranda

REPIE: Buenos Aires Province Incentive Regime for Strategic Investments
(Régimen de Inversiones Estratégicas de la Provincia de Buenos Aires)

Res.: Resolution/Resolutions

RIGI: Incentive Regime for Large Investments (Régimen de Incentivo para Grandes Inversiones)

SE: Secretariat of Energy

SESA: Southern Energy S.A.

TGS: Transportadora de Gas del Sur S.A.

Ton: Metric ton

TPF: Temporary processing facility

Transba: Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.

Transener: Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.

US$: U.S. Dollar

US$-link: A security linked to wholesale US$ FX

US$-MEP: A security settled with onshore US$

WEM: Wholesale electricity market

Earnings Release Q2 26 ● 24